15026000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Allegheny Building, Suite 1820, 429 Forbes Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Yanak & Ford, LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center, Suite 1800 (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 20 2015
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/20

OATH OR AFFIRMATION

I, Daniel J. Veres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Street Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

2/20/15
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Helen Johns, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 30, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROSSMAN YANAK & FORD LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Grant Street Securities, Inc.

We have audited the accompanying statement of financial condition of Grant Street Securities, Inc. (a wholly-owned subsidiary of Grant Street Group, Inc.) as of December 31, 2014, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Three Gateway Center, Suite 1800 Pittsburgh, PA 15222 Phone: 412-338-9300 Fax: 412-338-9305 www.gyf.com

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Street Securities, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Grossman Yanak + Ford LLP

Pittsburgh, Pennsylvania
February 25, 2015

GRANT STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 110,058
Other asset	1,187
TOTAL	$ 111,245
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to Parent	$ 2,500
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	208,677
Accumulated deficit	(99,932)
Total	108,745
TOTAL	$ 111,245

See notes to the statement of financial condition.